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                                                                  EXHIBIT (5)(b)



                          [Letterhead of Mallinckrodt]

FOR IMMEDIATE RELEASE
---------------------

For more information:
Media Contacts:            Peter Faur, (314) 854-5234
                           Barbara Abbett, (314) 854-5230
                           E-mail:  Communications@mkg.com

Investor Contacts:         Doug McKinney, (314) 854-5264
                           Scott Johnson, (314) 854-5295
                           E-mail:  Invest@mkg.com

MALLINCKRODT COMMENCES TENDER OFFER FOR NELLCOR PURITAN BENNETT

ST. LOUIS, MO, July 29, 1997 -- Mallinckrodt Inc. (NYSE: MKG) today commenced its previously announced cash tender offer for all of the outstanding common shares of Nellcor Puritan Bennett Incorporated (NASDAQ: NELL) at a price of $28.50 per share, net to the seller, in cash. The tender offer is scheduled to expire at midnight Eastern time on Monday, August 25, unless extended.

          The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, Georgeson & Company Inc. at (800) 223-2064.

          Mallinckrodt also said it will file today a Premerger and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act.

          Goldman, Sachs & Co. are the Dealer Managers for the Offer.

          Mallinckrodt serves healthcare and specialty chemicals markets worldwide. The company is a major producer of diagnostic imaging agents, medical devices, analgesic pharmaceuticals, catalysts and laboratory and microelectronic chemicals. The St. Louis, Missouri-based company, with fiscal 1996 adjusted net sales of $1.75 billion, sells more than 1,000 products in more than 100 countries. The Mallinckrodt web site address is <www.mallinckrodt.com>.